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                            July 21, 2023

       Chengfang Lu
       Acting Chief Financial Officer
       LIZHI Inc.
       No. 309 Middle Huangpu Avenue
       Tianhe District, Guangzhou 510655
       The People   s Republic of China

                                                        Re: LIZHI Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-39177

       Dear Chengfang Lu:

              We have reviewed your July 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 7, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1.                                                   We note your disclosure
that    [you] are a    controlled company    as defined under the
                                                        rules of the Nasdaq
since [y]our founders, Mr. Jinnan (Marco) Lai and Mr. Ning Ding, beneficially own more
than 50% of [y]our total voting power    and that    [m]ost of the
                                                        nominee shareholders of
the VIEs are also beneficial owners of the Company.    Please
                                                        explain whether and to
what extent the shareholders of the VIEs can exert control of the
                                                        Company   s management
and operation of the VIEs through these shareholders    voting
                                                        power over the Company,
as well as how this affects your analysis regarding whether the
                                                        VIEs are    controlled
primarily    by the Company under Rule 3a-1(a)(4)(i) of the
                                                        Investment Company Act
of 1940 (the    Act   ).
 Chengfang Lu
LIZHI Inc.
July 21, 2023
Page 2
2.    We note your response to prior comment 7 provided the value of the
Company   s assets as
      of June 19, 2023, and that these values appear significantly different from those provided in your financial statements included in your 20-F for the fiscal year ended December 31,
      2022 and those included in your Form 6-K for the quarter ended March 31, 2023. Please provide an explanation of these differences. In addition, please explain whether you believe you previously met the definition of an investment company under section 3 of the
      Act or have relied on an exception from that definition, including, for example, those at provided as section 3(b)(1) or Rule 3a-2 under the Act.
3. We note your response to prior comment 7 regarding the VIE contractual arrangements.
      Please explain in greater detail how each contractual arrangement provides the company
      with the ability to    direct the activities of the VIEs    and
specifically identify the day-to-
      day activities of the VIEs that are directed. In responding to this comment, please identify the persons conducting the day-to-day management of the VIEs and explain the roles in which they do so and how the company directs those activities.
       You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Christine Dietz,
Senior Staff Accountant, at 202-551-3408 with any other questions.



                                                            Sincerely,
FirstName LastNameChengfang Lu
                                                            Division of
Corporation Finance
Comapany NameLIZHI Inc.
                                                            Office of
Technology
July 21, 2023 Page 2
cc:       Li He
FirstName LastName